

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2011

Via E-mail
Brandi L. DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Ave
Overland Park, KS 66209

> **Re:** **SECURE NetCheckIn Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 8, 2011**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 5

1. We note the revisions to your disclosure on pages 8, 14 and 30 made in response to comment one in our letter dated July 6, 2011. We also note your revised disclosure in the third paragraph on page 5 that your beta test partner has filed bankruptcy and cannot at this time enter into a contract with you for paid services; however you state in this paragraph that you are currently negotiating a service agreement with this entity. Please revise your disclosure throughout your filing to clarify whether you are still negotiating a service agreement with this entity while it is in bankruptcy, and if so, explain in more detail the status of these negotiations, whether any service agreement would have to be approved by the bankruptcy court, and the basis for your belief that such negotiations will be completed in the third quarter of 2011. If you no longer expect to generate revenue from your beta test partner during the third quarter of 2011, please explain in more detail your status in acquiring other potential customers and the basis for your belief that you will begin generating revenue from other customers in the third quarter of 2011. If it is

unclear when you will begin generating revenue, please revise your disclosure throughout your filing to make this clear.

2. We note your revised disclosure in the last paragraph on page 30 under the heading "Liquidity and Capital Resources" that you will need to make sales to other third parties to generate revenues and that you continue to anticipate that you will begin generating revenues in the third quarter of 2011. This disclosure is inconsistent with your disclosure in the third paragraph on page 24 under the heading "Company Overview" that it is unclear whether you will generate any revenue in the third quarter of 2011. Please revise your disclosure throughout your filing to consistently state whether you expect to begin generating revenues in the third quarter of 2011 and the basis for this expectation.

Item 4. Use of Proceeds, page 14

3. We note your disclosures under the heading "Research and Development" on page 15. Please refer to your disclosures under a.(i) for the minimum offering. You changed the amount to be spent on web development from $1,500 to $5,600. As a result of this change, the amounts disclosed for the various types of costs under the minimum offering scenario no longer sum to $8,250. Either revise the amount to be spent on web development to $1,500 to be consistent with your prior disclosures, or otherwise revise the amounts to be spent on the various types of costs so that they sum to $8,250.

Item 6. Dilution, page 18

4. We note your response to comment three in our letter dated July 6, 2011. However, in the first paragraph you continue to disclose that the information is presented as of December 31, 2010. Please revise to disclose that the dilution information is presented as of your most recent balance sheet date which is currently April 30, 2011.

Beneficial Ownership, page 22

5. Please revise the percentage of shares which will be owned by Ms. DeFoor if the mid-range number of shares offered is sold to be consistent with your disclosure in the second table under the heading "Dilution" on page 18 or explain how the percent of class under the mid-offering scenario presented herein was computed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

James Allegretto
Senior Assistant Chief Accountant

cc: Sheila L. Seck, Esq.
        Seck & Associates LLC